1934 Act Registration No. 1-14700

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2012

Taiwan Semiconductor Manufacturing

Company Ltd.

(Translation of Registrant’s Name Into English)

No. 8, Li-Hsin Rd. 6,

Hsinchu Science Park,

Taiwan

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐            No  ☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82:             .)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Taiwan Semiconductor Manufacturing Company Ltd.

Date: February 14, 2012	By	/s/ Lora Ho
Lora Ho
Senior Vice President & Chief Financial Officer

TSMC Board of Directors Proposes NT$3.0 Cash Dividend Per Share

Hsinchu, Taiwan, R.O.C. – February 14, 2012 –The TSMC (NYSE: TSM) Board of Directors today adopted a proposal recommending distribution of a NT$3.0 cash dividend per common share. The proposal will be discussed and decided at the Company’s Annual General Meeting (AGM) scheduled for the morning of June 12, 2012.

TSMC’s Spokesperson and Senior Vice President, Ms. Lora Ho, said that at its meeting today the Board of Directors:

1.	Approved the 2011 Business Report and Financial Statements. Consolidated revenue totaled NT$427.08 billion and net income was NT$134.2 billion, with earnings per share of NT$5.18.

2.	Proposed the distribution of a cash dividend of NT$3.0 per common share and submitted the proposal for approval by the 2012 AGM. The Board of Directors also approved distribution of employees’ cash bonus and profit sharing totaling approximately NT$17,980.05 million. This includes cash bonus of NT$8,990.03 million distributed following each quarter of 2011 and profit sharing of NT$8,990.03 million to be distributed following the 2012 AGM.

3.	Approved capital appropriations of US1,395.49 million for expanding and upgrading advanced technology capacity, and for 12-inch wafer fabs and equipment.

4.	Approved R&D capital appropriations of US$239.60 million.

5.	Approved the convening of the 2012 AGM for 9:00 a.m. on June 12, 2012 at TSMC’s Fab 12, Phase 1 headquarters (8, Li-Hsin Rd. 6, Hsinchu Science Park, Hsinchu, Taiwan), at which shareholders will hold an election for TSMC’s nine-member Board of Directors, including five independent directors.

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TSMC Spokesperson: Ms. Lora Ho Senior Vice President and CFO Tel: 886-3-566-4602	TSMC Acting Spokesperson: Dr. Elizabeth Sun Director Corporate Communication Division Tel: 886-3-568-2085 Mobile: 886-988-937999 E-Mail: elizabeth_sun@tsmc.com	For Further Information: Mr. Michael Kramer Principal Specialist PR Department Tel: 03-563-6688 ext. 7126216 Mobile: 886-988-931-352 E-Mail: pdkramer@tsmc.com	Ms. Dana Tsai Senior Administrator PR Department Tel: 886-3-505-5036 Mobile: 886-988-931-351 E-Mail: dana_tsai@tsmc.com